SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Prana Biotechnology Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia.

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Results of Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

November 16, 2018

COMPANY ANNOUNCEMENT

(ASX: PBT)

RESULTS OF ANNUAL GENERAL MEETING

Friday, 16th November 2018

The Company wishes to advise that all resolutions contained in the Notice of Meeting were carried on a show of hands.

In accordance with ASX Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, the following page provides information in relation to the proxy votes received for each resolution considered by Members of the Company at the Annual General Meeting held today at 09:30 a.m. (AEDT).

The Chairman voted undirected proxies in his control in favour of all resolutions.

Resolution 1 and 6 are special resolutions and required 75% approval to be passed. This threshold has been achieved and both resolutions passed.

On behalf of the Board

Phillip Hains Company Secretary

Prana Biotechnology Limited

Level 3, 62 Lygon Street, Carlton	Page 1 of 2	Telephone: 61 3 9824 5254
Victoria Australia 3053		Facsimile: 61 3 9822 7735

Prana Biotechnology Limited

2018 Annual General Meeting

Friday, 16 November 2018

Voting Results

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth).

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Result Resolution
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Non-binding resolution to adopt Remuneration Report	Ordinary	42,704,869 89.41%	3,071,769 6.43%	1,989,230 4.16%	3,294,520	Carried on a show of hands			Carried
2 Re-election of Director - Dr George Mihaly	Ordinary	44,942,456 66.03%	3,659,869 5.38%	19,462,896 28.59%	1,224,833	Carried on a show of hands			Carried
3 Ratification of prior issues of shares	Ordinary	43,084,761 63.32%	5,499,504 8.08%	19,462,896 28.60%	1,242,893	Carried on a show of hands			Carried
4 Approval to refresh 2004 ASX Plan	Ordinary	40,375,954 81.70%	7,063,204 14.29%	1,982,730 4.01%	1,638,500	Carried on a show of hands			Carried
5 Approval to adopt 2018 ADS Option Plan	Ordinary	40,077,914 80.68%	7,617,664 15.33%	1,982,730 3.99%	1,382,080	Carried on a show of hands			Carried
6 Approval of 10% Placement Facility	Special	40,624,596 59.50%	8,186,272 11.99%	19,462,896 28.51%	1,016,290	Carried on a show of hands			Carried

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.